

07006519



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. Murphy & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Damon, CPA 631-753-8893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damon, Donald
(Name – *if individual, state last, first, middle name*)

1507 Court North Drive (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. J. Murphy & Associates, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2010

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.J. MURPHY & ASSOCIATES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

DONALD DAMON
CERTIFIED PUBLIC ACCOUNTANT AND CONSULTANT

R.J. MURPHY & ASSOCIATES, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Donald Damon
CERTIFIED PUBLIC ACCOUNTANT AND CONSULTANT

1507 Court North Drive
Melville, NY 11747
631.753.8893
Fax 631.753.0222

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors
R.J. Murphy & Associates, LLC

We have audited the accompanying statement of financial condition of R.J. Murphy & Associates, LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.J. Murphy & Associates, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Donald Damon, CPA

New York, New York
February 16, 2007

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 2,513
Deposits with clearing organization	59,532
Receivable from broker-dealers and clearing organizations (Note 2)	102,370
Prepaid Expenses	12,450
TOTAL	$ 176,865

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Line of credit (Note 3)	$ 23,331
Member Loan	12,500
Accounts payable and accrued expenses	76,566
Total Liabilities	112,397
Commitments and Contingent Liabilities (Note 5)	
Member's Equity	64,468
TOTAL	$ 176,865

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues		
Commissions		$2,212,400
Interest		3,410
Total Revenues		2,215,810
Expenses		
Employee compensation and benefits	$1,387,643	
New York stock exchange seat leases	242,880	
Floor brokerage, exchange, and clearance fees	296,626	
Communications, booth rentals and data processing	163,583	
Other expenses	240,822	2,331,554
Loss From Operations Before Provision For Income Taxes		(115,744)
Provision for local income taxes		9,004
NET LOSS		$ (124,748)

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance at January 1, 2006	$ 264,440
Net loss	(124,748)
Member's distributions - Net	(75,224)
Balance at December 31, 2006	$ 64,468

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows Used by Operating Activities		
Net loss		$(124,748)
Adjustments to reconcile net income to net cash used by operating activities:		
Member's distributions - Net	$(75,224)	
Changes in operating assets and liabilities:		
Decrease in deposits with clearing organization	64,268	
Decrease in receivable from broker-dealers and clearing organizations	200,185	
Decrease in other receivables	5,171	
Decrease in prepaid expenses	12,550	
Decrease in payable to broker-dealers and clearing organizations	(5,178)	
Decrease in accounts payable and accrued expenses	(89,243)	
Total adjustments to net income		112,529
Net Cash Used By Operating Activities		(12,219)
Cash Flows From Financing Activities		
Net proceeds from line of credit	2,232	
Increase in member's loan	12,500	
Net Cash Flows Provided By Financing Activities		14,732
NET INCREASE IN CASH		2,513
CASH, BEGINNING OF YEAR		-0-
CASH, END OF YEAR		$ 2,513

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Income Taxes	$ 21,453
Interest	$ 3,321

The accompanying notes are an integral part of these financial statements.

R.J. MURPHY & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Summary of Significant Accounting Policies

The Company is engaged in a single line of business as a securities broker-dealer, earning trading commissions generally based on the number of shares traded. The Company executes and trades on behalf of its customers or other broker-dealers. The Company does not carry securities accounts for customers, hold securities positions or perform custodial functions relating to customer securities.

a. Business Activity
R.J. Murphy & Associates, LLC (the Company) is a New York limited liability company operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE).

b. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Accounts Receivable
The Company follows the policy of writing off bad debts as incurred, therefore, no allowance for bad debts is necessary.

d. Income Taxes
The Company, as a single member limited liability company, elected to be treated for income tax purposes as an schedule "C". Accordingly, no provision has been made for federal or state income taxes.

R.J. MURPHY & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 2 - Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 38,891	$ -0-
Fees and commissions receivable/ payable	63,479	-0-
	$102,370	$ -0-

Note 3 - Line of Credit

On August 11, 2004 The Company entered into an agreement for an unsecured line of credit in the amount of $25,000. Terms call for minimum monthly installments equal to 1/36 of the outstanding principal balance and the line bears interest at prime plus 1.00%. The line renewals annually upon payment of a non-refundable commitment fee equal to 0.50% of the total credit line. As of December 31, 2006, the Company had outstanding borrowings of $ 23,331.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $50,777, which was $43,284 in excess of its required net capital of $7,493. The Company's percentage of aggregate indebtedness to net capital was 221.

R.J. MURPHY & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 5 - Commitment and Contingent Liabilities

The Company has obligations under operating leases for office space and equipment. Aggregate annual rentals at December 31, 2006 are approximately as listed below:

December 31, 2007	$ 12,000

Donald Damon
CERTIFIED PUBLIC ACCOUNTANT AND CONSULTANT

1507 Court North Drive
Melville, NY 11747
631.753.8893
Fax 631.753.0222

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
R.J. Murphy & Associates, LLC

We have audited the accompanying financial statements of R.J. Murphy & Associates, LLC as of and for the year ended December 31, 2006 and have issued our report thereon dated February 16, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

We have omitted Schedules II, III and IV as described by Rule 17a-5 under the Securities Exchange Act of 1934 as the disclosures of the aforementioned schedules do not apply to these financial statements.



Donald Damon, CPA

New York, New York
February 16, 2007

R.J. MURPHY & ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECUIRTIES AND EXCHANGE COMMSISION - SCHEDULE I
DECEMBER 31, 2006

Net Capital	
Total member's equity	$ 64,468
Deductions and/or charges	
Non-allowable assets:	
Other securities	1,241
Prepaid Expenses	12,450
Net Capital	$ 50,777
Aggregate indebtedness	
Items included in statement of financial condition:	
Line of credit	23,331
Member loan	12,500
Accounts payable and accrued expenses	76,566
Total aggregate indebtedness	$ 112,397
Computation of basic net capital requirement	
Minimum net capital 6 2/3% of total aggregate indebtedness	$ 7,493
Excess net capital	$ 43,284
Excess net capital at 1000%	$ 39,537
Percentage of aggregate indebtedness to net capital	221

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Reconciliation is not necessary pursuant to Rule 17a-5(d)4.

END